

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

Exhibit 16.1

April 26, 2006

Securities and Exchange Commission
Washington, D.C. 20549

> Re: Pepco Holdings, Inc.
>   File No. 001-31403

Dear Sir or Madam:

We have read Item 4.01 of the Form 8-K of Pepco Holdings, Inc. dated April 26, 2006, and agree with the statements concerning our Firm contained therein.

Very truly yours,

Mitchell : Titus, LLP